BB 4/1

[redacted]

08029890

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center, 15th Floor
(No. and Street)

New York, (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E. Rothstein 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

~~PriceWaterhouseCoopers, LLP~~
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

PROCESSED
APR 08 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 28 2008
Washington, DC
~~100~~

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Alliance Associates, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Judith R. Emory
Notary Public
Cobb County, GA
June 17, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royal Alliance Associates, Inc.

(An indirectly wholly owned subsidiary of
American International Group, Inc.)

Financial Statements and
Supplementary Information
December 31, 2007

Royal Alliance Associates, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2007

PAGE(S)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Royal Alliance Associates, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 14, 2008

Royal Alliance Associates, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2007

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	31,189
Cash segregated under federal and other regulations		904
Receivables from investment advisors		6,564
Receivables from broker-dealers and clearing organizations		26,771
Securities owned, at market value		1,834
Securities pledged to insurance company, at market value		821
Notes and accounts receivable from registered representatives, net of allowance of $2,440		3,458
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $693		375
Goodwill		8,586
Intangible assets, net of accumulated amortization of $1,425		4,017
Net deferred tax asset		32,002
Prepaid expenses and other assets		11,615
Total assets	$	128,136
Liabilities and Stockholder's Equity		
Commissions payable	$	15,173
Securities sold, not yet purchased, at market value		751
Payables to affiliates, net		2,025
Income taxes payable to Parent		2,267
Accounts payable and accrued expenses		18,646
Total liabilities		38,862
Commitments and contingencies (Note 10)		
Stockholder's Equity		
Common stock - $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding		10
Additional paid-in capital		26,390
Retained earnings		62,874
Total stockholder's equity		89,274
Total liabilities and stockholder's equity	$	128,136

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2007

(in thousands of dollars)

Commissions	
Commission revenue	$ 289,942
Commission expense	(260,262)
Net retained commissions	29,680
Other Revenues	
Investment advisory fees	151,700
Sponsor revenue	30,258
Other income	17,282
Total other revenues	199,240
Other Expenses	
Investment advisory fees	(138,065)
Marketing and meeting expense	(3,475)
General and administrative	(61,286)
Clearance and other expenses	(5,068)
Total other expenses	(207,894)
Income before income taxes	21,026
Provision for income taxes	(8,316)
Net income	$ 12,710

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at December 31, 2006	100,000	$ 10	$ 26,324	$ 53,664	$ 79,998
Dividends paid to Parent	-	-	-	(3,500)	(3,500)
Capital contribution from Parent	-	-	66	-	66
Net income	-	-	-	12,710	12,710
Balances at December 31, 2007	100,000	$ 10	$ 26,390	$ 62,874	$ 89,274

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2007

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	12,710
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization of fixed assets		735
Amortization of intangible assets		505
Deferred taxes		(4,721)
Compensation expense contributed by Parent		66
(Increase) decrease in operating assets		
Cash segregated under federal and other regulations		(27)
Receivables from broker dealers and clearing organizations		(10,640)
Receivables from investment advisors		1,171
Securities owned, at market value		2,567
Securities pledged to insurance company		(223)
Notes and accounts receivable from registered representatives		(574)
Prepaid expenses and other assets		(2,445)
Increase (decrease) in operating liabilities		
Commissions payable		2,018
Accounts payable and accrued expenses		3,265
Securities sold, not yet purchased		4
Payables to affiliates, net		(1,532)
Income taxes payable to Parent		(1,372)
Net cash provided by operating activities		1,507
Cash flows from investing activities		
Purchase of furniture, equipment, leasehold improvements and software		(34)
Acquisition of registered representatives		(2,182)
Net cash used in investing activities		(2,216)
Cash flows from financing activities		
Dividend paid to Parent		(3,500)
Net decrease in cash and cash equivalents		(4,209)
Cash and cash equivalents - beginning of year		35,398
Cash and cash equivalents - end of year	$	31,189
Supplemental cash flow information		
Income tax payments (paid to Parent)	$	14,409

Non-cash financing activity:

During the year ended December 31, 2007, the Company recorded officer compensation totaling $66 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Royal Alliance Associates, Inc. (the "Company") is a direct subsidiary of Sun Royal Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of Anchor National Life Insurance Company, which is a direct subsidiary of SunAmerica Life Insurance Company, which is a direct subsidiary of AIG SunAmerica Inc. (the "Parent" or "SunAmerica"), which is a direct wholly-owned subsidiary of American International Group, Inc. ("AIG"). The Company is a member of a group of affiliated broker-dealers (the "Group") which are owned by AIG Advisor Group, Inc. ("AIG AG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenue from various mutual fund, variable annuities, investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for attendance at the Company's annual representative convention. The Company records sponsor revenue when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased are carried at fair value based on quoted market prices with unrealized gains and losses reflected in the Statement of Operations.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent reps as part of its hiring and retention process. Reserves are established on these receivables if the rep is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets in the Statement of Financial Condition.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to five years.

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value. Other intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from six to ten years.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and

administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The amount of deferred taxes payable or receivable is based upon anticipated changes enacted to tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Operations for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Tax penalties and interest are included in general and administrative expenses.

Recent Accounting Pronouncements
Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," was issued in September 2006. SFAS No. 157 provides a definition of fair value and establishes a framework for measuring fair value. SFAS No. 157 clarified the definition of fair value in an effort to eliminate inconsistencies in the application of fair value under generally accepted accounting principles. Additional disclosure focusing on the methods used to determine fair value is also required. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on the Company's financial position and results of operations.

Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" was issued in February 2007. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for the Company on January 1, 2008. The Company does not expect to adopt the irrevocable option of SFAS No. 159 at this time.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109," was issued in July 2006. FIN 48 clarifies guidance on the recognition and measurement of uncertain tax positions and establishes a more likely than not standard for the evaluation of whether such tax positions can be recognized in the Company's financial statements. Previously recognized tax positions that do not meet the more likely than not criteria were required to be adjusted on the implementation date. Additionally, FIN 48 requires additional disclosure regarding the nature and amount of uncertain tax positions, if any. The Company implemented FIN 48 on January 1, 2007 and the adoption did not have a material impact on the Company's financial position and results of operations.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $904,000 as of December 31, 2007 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers and breakpoint refund reserves.

4. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007, consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	22,027
Fees and commissions receivable		4,744
	$	26,771

5. Furniture, Equipment, and Software

Furniture, equipment, computer hardware and software consist of the following at December 31, 2007:

(in thousands of dollars)

Furniture and equipment	$	949
Computer equipment		82
Software		37
Total		1,068
Less accumulated depreciation and amortization		(693)
	$	375

Depreciation and amortization expense on these assets totaled approximately $735,000 for the year ended December 31, 2007 and is included in general and administrative expenses.

6. Securities Owned and Securities Sold, Not yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2007, are summarized as follows:

(in thousands of dollars)	Owned	Sold, Not yet Purchased
Mutual funds	$ 273	$ 3
Corporate debt securities	459	-
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	1,043	656
Debt securities issued by states of the United States and political subdivisions of the states	7	-
Corporate stocks	52	92
	$ 1,834	$ 751

7. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2007 includes $18,585,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2007 included $14,324,000 paid on sales of products sponsored by Affiliates.

The Company's sponsor revenues are determined, collected, and allocated by Financial Service Corporation, an affiliate. The Company's portion of gross sponsor revenue for the year ended December 31, 2007 was $30,258,000.

AIG AG negotiates insurance policies for the Group and allocates the expense across all members of the Group. For the year ended December 31, 2007, the Company was allocated approximately $567,000 for these expenses, which is included in general and administrative expenses in the accompanying Statement of Operations.

The Company has pledged $821,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $7,007,000 for the year ended December 31, 2007, which is included in other income in the Statement of Operations.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $8,029,000 for the year ended December 31, 2007, which is reflected as general and administrative expenses in the Statement of Operations.

At December 31, 2007 the Company had the following intercompany receivables and payables from/to affiliates:

(In thousands of dollars)

		Due (to)/from
AIG SunAmerica Financial	$	(3,720)
Advantage Capital Corporation		113
Financial Service Corporation		22
FSC Securities Corporation		688
AIG Financial Advisors, Inc.		808
American General Securities, Inc.		531
SunAmerica Asset Manager Company, Inc.		(467)
	$	(2,025)

8. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2007 are as follows:

(in thousands of dollars)

Current		
Federal	$	4,716
State and local		8,321
		13,037
Deferred		
Federal		(460)
State and local		(4,261)
		(4,721)
Total	$	8,316

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 39.6 percent for the year ended December 31, 2007, is primarily due to state and local taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from depreciation, deferred compensation, bad debt expense and legal reserves.

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2007,

the Company had net capital of $16,762,000, which was $16,512,000 in excess of the amount required. The Company had no debit items at December 31, 2007.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

10. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. In the opinion of management, additional amounts that will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

Deferred Compensation

The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan. Based on experience, the Company believes such risk of loss to be remote.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to

make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Leases

At December 31, 2007, the Company has an operating office lease commitment which commenced in February 2007 and expires in January 2017.

The Company recognizes rents on a straight-line basis in accordance with Statement of Financial Accounting Standards No. 13 ("SFAS 13"). The lease provides for monthly base rents of approximately $281,000 over the life of the lease with scheduled increases in base rents to begin in 2012. Leasehold improvement allowances of approximately $3,500,000 were provided by the lessor to the Company as an inducement to the lease commitment. The Company incurred approximately $4,500,000 of additional leasehold improvements above the stated allowance. All leasehold improvements are to be retained by the landlord upon expiration of the lease. As a result, leasehold improvements paid by the Company are considered to be prepaid rents for purposes of straight-line rent calculations. Amortization of prepaid rents is included in rent expense in the accompanying Statement of Operations.

The Company used an affiliate of AIG to negotiate the terms of the lease with the landlord. This affiliate was paid a commission for its services from the landlord totaling approximately $493,000. The commission was, in turn, paid to the Company by the affiliate. Such a payment constitutes a rebate of future rents to be paid by the Company, and accordingly, have been included in the deferred rent calculation under SFAS 13, as a reduction of rent expense. At December 31, 2007, a deferred rent liability of approximately $1,400,000 is included in accounts payable and accrued liabilities in the accompanying Statement of Financial Condition. The Company's rent expense for the year ended December 31, 2007 aggregated approximately $4,082,000.

At December 31, 2007, the aggregate minimum annual obligations under this non-cancelable operating lease is as follows:

(In thousands of dollars)

2008	$ 3,368
2009	3,368
2010	3,368
2011	3,368
2012	3,368
Thereafter	16,377
	$ 33,217

Royal Alliance Associates, Inc.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2007 **Schedule I**

(in thousands of dollars)

Stockholder's equity	$	89,274
Less non-allowable assets		
Other unsecured receivables		(13,749)
Unsecured customer debit balances held at clearing broker		(40)
Prepaid expenses and other assets		(17,068)
Furniture, equipment and software, net		(375)
Goodwill		(8,586)
Deferred taxes		(32,002)
Other deductions		(20)
Net capital before haircuts on securities positions		17,434
Less haircuts on securities owned, including pledged security		(672)
Net capital		16,762
Alternative minimum net capital requirement		(250)
Excess net capital	$	16,512

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007).

(in thousands of dollars)

Net capital as reported in Part II (unaudited) Focus Report	$	21,566
Adjustments:		
Intangible asset accrual		(1,779)
Legal reserve reallocation		(2,000)
State income tax adjustment		5,868
Federal income tax adjustment		(4,269)
Prior year audit adjustments reversed		(2,624)
	$	16,762

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) – Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Stockholder and Board of Directors of Royal Alliance Associates, Inc.:

In planning and performing our audit of the financial statements of Royal Alliance Associates (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 14, 2008

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